Exhibit 99.1

31 May 2019

Tiziana Life Sciences plc
(the “Company”)

Results of Annual General Meeting

Tiziana Life Sciences plc (NASDAQ: TLSA / AIM: TILS), a US and UK biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology and immunology, today announces that at the Annual General Meeting of the Company held at 10:00 a.m. on 31 May 2019 all the resolutions proposed were duly passed.

Details of the proxy voting at the Annual General Meeting will be posted to the Company’s website.

About Tiziana Life Sciences plc

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. We believe Foralumab is the only fully human anti-CD3 mAb in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as NASH, primary biliary cholangitis (PBS), ulcerative colitis, MS, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For more information go to http://www.tizianalifesciences.com

Contacts

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7493 2853
Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0883
Stockdale Securities (Broker) Andy Crossley / Antonio Bossi	+44 (0)20 7601 6125